INVEST IN **DUST MOTO**

The revolutionary electric dirt bike poised to define the market



DUNLOP
DUST

dustmoto.com Bend, OR

Highlights

1. Rapid growth potential: projecting $100M+ annual revenue within 5 years. (not guaranteed)
2. Global dirt bike market projected doubling to $18B by 2034 via electrification. (not guaranteed)
3. Domestic advantage: US buys 50%+ of recreational dirt bikes globally - Dust only US OEM currently
4. Validated Demand: unique crowdfund w/ 150+ customers ($1M+ sales) paying their bikes down monthly.
5. Organic Following: 25K followers on Instagram with zero paid ads.
6. Strong Network: Backed by passionate riders/investors ranging from family office to VC.
7. Deep Experience: Founders are vehicle experts who've developed solutions for on and off-road.
8. Battle Tested: Alpha prototypes validated through 100's of riding hours and TKO hard enduro race.

Featured Investor



John Absmeier
Syndicate Lead
Follow
Invested $50,000

"As an automotive tech industry operator, investor and certified gearhead, my life has revolved around helping evaluate and build innovative mobility companies into serious players in the marketplace. Since initially connecting with the Dust team through an industry conference in Munich for mobility innovation, I was intrigued by their creative approach to cracking the electrification code for dirt biking. At first I knew I wanted the product, and so I took the leap and joined their groundbreaking Founders50 program. After joining the journey and witnessing the team navigate the early phases of building the business, I realized that they were solving for a larger opportunity

than initially expected. While I firmly believe in the technical and experiential benefits of electric powertrains for enthusiast off-road riding, I now also see the massive potential to drive the growth of the industry by bringing in customers who had never before considered owning a gas motorcycle. The reason Dust I believe will dominate the emerging e-moto market is the quality of the founders, the quality of the product and technology, and the quality of the passionate community that they are building."

Our Team



Colin Godby CEO

20 years in new product development at big consumer tech brands including 10 years in electric vehicles. Track record of delivery at UBCO, Glowforge, Sphero, Disney, Skullcandy and MillenWorks.



Jarett Volkoff Head of Design

10 years crafting new products, brands & stories in housewares, outdoors, consumer electronics and EV. Track record of delivery at UBCO, Hydro Flask, Belkin and Specialized.



Neil Tierney COO

20 years building new companies and brands including a top 10 Nasdaq listed global agency. Track record of delivery at PURE, UBCO, ICF Next, Allbirds, ONZO and Audi. With 3 exits.

Why Dust?


DUST

Dust is a uniquely positioned American electric dirt bike company. With a flagship bike that maximizes performance at the right price, an underserved market, a world-class team, 150 pre-order customers, and a cult following, Dust is poised to lead the next generation of dirt biking and dominate the emerging E-Moto landscape.

This fundraise empowers our transition into mass production to capture the growing market opportunity.


Dust is on a mission to get people out riding more. We care about shared riding experiences not race wins. We are American Electric Moto.

Dust is a uniquely positioned American electric dirt bike company. With a flagship bike that maximizes performance at the right price, an underserved

market, a world-class team, 150 pre-order customers, and a cult following, Dust is poised to lead the next generation of dirt biking and dominate the emerging E-Moto landscape.

This fundraise empowers our transition into mass production to capture the growing market opportunity.



Dust is on a mission to get people out riding more. We care about shared riding experiences not race wins. We are American Electric Moto.

A REVOLUTION IN POWERSPORTS HAS JUST BEGUN.



2023
$9B
1M units/yr
2033
$18B
2M units/yr

We are witnessing an explosive market where dirt bike sales are projected to double over the next 10 years from $9B to $18B per year* (from 1M to 2M units), and eMoto penetration 8x from 4% to 30% (from 50,000 units to 400,000 units per year).

*Data gathered from Allied Market Research

Catalysts
1. New Technology
• Electric powertrains are now robust and affordable
• Vastly improved user experience
• Lower barriers to go ride, or enter the sport
2. New Audiences
• Rapidly expanding eBike audience (Surron crew).
• Crossover action sports athletes
3. New Possibilities
• Quiet riding means more riding locations
• No fumes means indoor is game-on
• Low Maintenance and digital controls

Electric technology has matured, delivering vastly improved performance and user experience at accessible prices. It lowers the barrier for new riders while giving experienced riders more time on the trail and less time in the garage.

A new generation of powersports consumers is emerging, driven by the mass adoption of eBikes. More riders under 20 are learning to twist the throttle than ever before. The right product can bridge the gap, bringing these new riders into the core powersports experience.

THE E-MOTO MARKET IS BLOWING UP, AMIDST STAGNATION IN THE GAS MARKET.

E-Moto vs. Gas growth



Competition Matrix	Surron	DUST	STARK
Quiet & easy to maintain	◐	●	◐
High quality build	○	●	◐
US manufactured	○	●	○
Lifestyle brand	○	●	○
Lightweight	◐	●	○
Performance of 250cc (or better)	○	●	◐
Swappable battery	◐	●	○

The mid-market presents a golden opportunity for Dust, as it remains largely untapped. Historically, this segment drives the highest sales volume across many industries, offering the ideal balance of performance and affordability.

By bridging the gap between ultra high-end, race-focused bikes and entry-level e-Moto options, Dust becomes an attractive choice for a broad range of riders. By focusing on this space, we're not just selling bikes—we're building a community of passionate, engaged riders.



Dust is the only US OEM in its category building bikes in America, in an industry dominated by US consumers. Coastal influence and lifestyle brand positioning elevates Dust beyond race results, connecting us with a massive audience.

focusing on this space, we're not just selling bikes—we're building a community of passionate, engaged riders.





Dust is the only US OEM in its category building bikes in America, in an industry dominated by US consumers. Coastal influence and lifestyle brand positioning elevates Dust beyond race results, connecting us with a massive audience.

Our deep understanding of Moto culture and the variety of dirt bike use cases has led us to the design of a bike unlike any other.

Riding, Redefined.



The Dust Model_1.



Approachable Performance

Ideal Size
Optimized Kinematics

Highly Versatile

Less Noise
Insane Power/Weight
Ride Whenever

Time Saver

Low Maintenance
Simpler UX
Easy Transport

MODEL_1 SPECS		
Motor		**35hp (26kw)**
Weight		**200 lbs**
Top Speed		**65 mph**
Suspension travel		**11"**
Removable Battery		**4kwh**
Range		**35+ mi**

Weighing in at just over 200lbs, the Model_1 is 15% lighter than a traditional 250cc, translating to a feeling of agility better than a 125, and it packs a punch. With 40 horsepower and 500Nm of torque, it delivers power comparable to a factory 250.

MORE FUN, FOR MORE PEOPLE

MORE FUN, FOR MORE PEOPLE.





50% ———————————— Less Parts

75% ———————————— Less Work

100% ———————————— More Shredding



50% ———————————— Less Parts

75% ———————————— Less Work

100% ———————————— More Shredding





Say goodbye to the constant upkeep that comes with traditional gas bikes. The Model_1, being fully electric, requires very little maintenance. No more air filter swaps, oil changes, top-end rebuilds.

The quiet electric motor means you can ride in more places without disturbing the peace - whether it's a local park, your backyard, or trails closer to town.

And with quick and easy battery swaps (less than a minute) you get all the time on the bike you could ever dream of.

Customer + Market



BRIDGING THE GAP BETWEEN CORE MOTO AND ACTION SPORTS.



Customer Segments
Current E-Moto Riders
First to buy
Upgrade from Surron
Opting for the lighter alternative to the Stark Varg
Powersports Enthusiast
Quiver addition
The bike that is picked 9/10 times for ease of getting out
Solution for smaller riders
MTB/Action Sports Crossover
E-MTB rider looking for more
Moto curious enthusiast, finally able to make the jump

Dust has identified three core consumer groups who are consistently seeking high-performance gear designed for thrilling experiences.

1. The powersports enthusiast who has finally been intrigued by the benefits of riding electric, and the unique riding traits associated.
2. The Surron and other lower cost e-Moto owners who are actively seeking upgrades and full dirt bike capabilities.
3. The new breed of throttle based riders, cross over athletes and the next generation who have grown up "throttle native"' with e-bikes and other micromobility products.

Traction +

Marketing



DUST HAS ACHIEVED MORE WITH $500K THAN MOST DO WITH $5M.



Prototype Validated
Detroit MFG, Distribution, Service
FIRST100 CROWDFUND
$870k sales generated
Dust Moto
4M+ Video Views
81k Engaged
770k Reached
+18k New Followers
Cult following

Our unique Founders_50 and First_100 membership programs mean Dust has been revenue-positive from Day 1 and MRR covers our monthly burn.

Dust has attracted 25,000+ followers on Instagram with zero paid advertising. Largely helped by Surron creating a new generation of throttle-capable riders looking to upgrade. We also have 1,500+ monthly Newsletter subscribers with a 70%+ open rate which is crazy high.



TL TechCrunch FAST COMPANY HICONSUMPTION GEAR PATROL uncrate RideApart

“We think this could be a big win for the industry”

“It’s a completely new approach to Motorcycle design that puts technology and accessibility at its core”

“A motorcycle you can just have fun with”

AMAZING RIDERS IN AMAZING

LOCATIONS. CONTENT DRIVEN MARKETING STRATEGY.



We continue our organic marketing strategy with the addition of paid promos and field marketing activations, including demo tours and dealer pop-ups. We will continue to tap into the network created over the last year via athletes, early adopters, and investors to host launch events to allow riders to get on the bike and twist the throttle.

Innovation + Operations

INNOVATIVE, BUT ONLY WHERE NEEDED.



What sets Dust apart is the unique combination of high quality ingredients, masterfully arranged for maximum rider benefit. But this doesn't mean we have pulled the critical elements off the shelf.

We are focusing our R&D innovation efforts on the critical components in the electric vehicle system stack: the powertrain and control systems. Our battery pack, motor-gearbox unit (MGU) and vehicle software are unique to Dust and being developed hand in hand with proven high performance industry partners.

We are working towards patents for software and hardware-related innovation of powertrain and control system, and also a design patent of our Dust Model_1 bike.

Elsewhere, we have chosen to utilize proven moto industry solutions for chassis, suspension, brakes, wheels and other rider touch-points; reducing development risk, increasing reliability and allowing riders to service their bikes more easily.

A FOCUS ON DOMESTIC OPERATIONS, WITH GLOBAL REACH.



Manufacturing
US based final assembly
Domestic QC/QA
Asset - light via Contract manufacturing partner
Supply Chain
Global footprint
Cost of Goods optimization via low-cost regions
Proven operators and common part fitments
Service
Domestic service, training, support
Common moto part fitment for local shop support
Live Human interactions

Dust has developed our operating strategy to maximize the benefits of US based final assembly and quality programs while benefiting from the cost savings of a global supply chain. Similar to the proven models employed by the mountain bike industry, this lowers the risk of quality issues sitting on cargo ships for months, or fluctuating tariffs impacting our ability to remain profitable.

We have a deep network of proven suppliers from the moto industry ready to produce components and sub-assemblies. These would get sent to our established operation partners, Bloom in Detroit, who will handle Assembly, Test, Fulfillment and Service.

GTM + Sales Forecast



FINDING THE SWEET SPOT BETWEEN D2C AND BRICK AND MORTAR.



Dealers
CX
DTC



We get that direct to consumer isn't awesome for big complex products, but that the current powersports purchase experience in dealers isn't perfect. We are building a unique approach, where dealers are brought into the Dust way of doing things for a top notch customer experience.

The higher margin DTC offsets higher electric COGS (Cost of Goods Sold), and margin requirements from dealers. We leverage our strong Brand, organic social reach and UGC to minimize paid advertising. The combined results are higher sustainable profit.

Our DTC + Dealer hybrid approach gives customers the option for home delivery, or the traditional shop experience to test ride bikes as well as giving them a location where they can take the bike to get serviced.

We will focus efforts on establishing US market share, then utilize expansion into global markets in a phased approach, leveraging top performing distributors as partners.

Consumer sales set the stage for parallel growth paths with Military and Fleet (rentals + experience center) channels boosting total top line growth over time.



Forward-looking projections are not guaranteed.

Fundraising + Financials



PRE-SEED FUNDRAISE SETS FOUNDATION FOR GROWTH.

Raising

$1.2M

- 3 Key Hires - Eng, Mktg, Supply Chain
- Design Completion (Production Ready)

- Qualified Pre-Order Leads and Dealer Agreements
- Setting up Seed Round First Half 2025
- Dust solidified as Leading Performance American Brand

Our pre-seed fundraise de-risks the key aspects of building a hardware business: product, manufacturing, brand and distribution. We will complete the design phase, established supply chain operations, building demand and establishing brand credibility through events and partnerships.

We have chosen WeFunder to help build a portion of the round so that our passionate followers can have some real skin in the game as we grow.

PROFITABLE OPERATING MODEL THAT ENABLES SCALE.

| Operating Year | 1 thru 3 | 4 | 5 | 6 | 7 |
Financial Year	2023-2025	2026	2027	2028	2029
Units #	731	2312	4775	10000	14300
ASP $	$9,475	$9,855	$9,636	$9,718	$9,718
Revenue $	$6,929,501	$22,784,760	$46,011,900	$97,177,500	$138,963,825
Gross Profit	$1,429,303	$5,360,950	$12,586,900	$30,677,500	$43,868,825
Gross Margin %	21%	24%	27%	32%	32%
CAC $	$1,278,383	$1,513,920	$3,027,840	$4,844,544	$6,297,907
CAC Control %	18%	7%	7%	5%	5%
R&D $	$2,559,305	$1,191,576	$2,383,152	$3,574,728	$4,647,146
R&D Control %	37%	5%	5%	4%	3%
Overhead $	$2,200,099	$2,360,764	$4,721,528	$7,082,292	$9,206,980
Overhead Control %	32%	10%	10%	7%	7%
EBITDA $	-$4,608,484	$294,690	$2,454,380	$15,175,936	$23,716,792
Profit Margin	-67%	1%	5%	16%	17%
Fundraise	$9,395,000	TBD			
	Thru Seed	Series A			
Inventory (WIP & FGI)	$1,840,832	$4,457,584	$7,324,977	$15,340,265	$21,936,579
Closing Cash	$4,663,843	$4,524,359	$7,412,913	$22,588,849	$46,305,640

Forward-looking projections are not guaranteed.

Betting on hyper growth and massive VC backed rounds is a risky proposition. We are intentionally shaping the business to reach profitability in our first full year of sales, giving us a default "alive" standing, optionality on strategic path, as well as being primed for merger and acquisition discussions. Built around a tight and highly capable core team, we leverage a deep roster of talented external resources to reduce fixed operating costs.

ESTABLISHING MARKET SHARE BEFORE EXPANDING INTO ADJACENT CATEGORIES.



𝒟𝒾𝓈𝓃𝑒𝓎   Skullcandy   PURE

Advisors

Ed Jaeger	Gregg Godfrey	Ret. Col. Jody Lynch
Founder Ironclad gloves & Fluid Logic	Founder NitroCircus	Retired Commanding Officer - Marine Raiders
IPO & Multiple Exits	Action sports entertainment visionary	Mint 400 Ironman moto finisher
Baja 1000 winner	Lifelong rider	

Our founding team is deeply experienced designing, developing and bringing transformative products to market. We are performance vehicle experts from time spent at Audi, MillenWorks and Specialized. We have helped build notable consumer product companies including Glowforge, Hydro Flask and Skullcandy. Our extended advisor team have the unique combination of passion for moto and significant success outside of the sport.

We met at UBCO (HERE) building the world's leading utility bike company. Delivering thousands of adventure bikes to market via a combined New Zealand and US HQ plus Taiwanese production.

Join us in making American moto history.